Via Facsimile and U.S. Mail
Mail Stop 4720

April 16, 2010

Jeffrey L. Edwards
Chief Financial Officer
Allergan, Inc.
2525 Dupont Drive
Irvine, California 92612

Re: Allergan, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File Number: 001-10269

Dear Mr. Edwards:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we ask you to provide us with information to better understand your disclosures. Where the comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis
Results of Continuing Operations, page 64

1. You disclose, on page 25, patents related to certain products are materially important to your specialty pharmaceuticals and specialty medical device segments, and you disclose the respective expiration dates of those patents. In addition, on page 67, you disclose that generic formulations of certain products had a negative effect on your sales of products in 2009. Please revise your disclosure to discuss in quantitative and qualitative terms, the impact that expirations of each of the materially important patents have had

and will have on your results of operations and liquidity in the periods presented and in future periods.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant